Exhibit 99.1

Draganfly Completes First Proof-of-Concept Flights in Drone Delivery Research Project for Mass General Brigham

Draganfly’s medical drone delivery infrastructure offers new model for future improvement in service time for Home Hospital care

Boston, MA. December 18, 2024 – Draganfly Inc.(NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, today announced the successful completion of initial flights as part of a proof-of-concept, research-and-development drone delivery project for Mass General Brigham (MGB) Home Hospital.

This initial phase involved collaborating with MGB and regulators to evaluate and map potential routes as well as complete test flights that included takeoff and landing within hospital infrastructure. These test flights did not contribute to care delivery. This initiative aims to demonstrate how drone deliveries could ensure timely access to critical medical supplies or laboratory samples, thereby minimizing traditional logistical delays.

Phase One of the project focuses on the greater Boston metropolitan area to identify how Draganfly’s proprietary drone technology addresses healthcare logistics challenges by reducing delays caused by traffic congestion and outdated delivery methods.

“This is a first step toward our vision of someday delivering high-quality healthcare directly to patients’ homes in a more timely and cost-effective manner,” said Dr. David Levine, MD, MPH, MA, Clinical Director of Research & Development at Mass General Brigham Healthcare at Home.

“We are thrilled to see the progress of our drone delivery services with Mass General Brigham. Draganfly’s hope is to establish a transformation in how healthcare providers manage logistics, enabling faster, more reliable delivery of essential supplies that directly benefits patients and care providers alike,” commented Cameron Chell, CEO of Draganfly.

Draganfly also participated in the World Medical Innovation Forum, an annual event run by Mass General Brigham that focuses on the latest advancements in medical technology and healthcare innovations. The Forum, which ran from September 23-25 in Boston, MA, attracted healthcare professionals and leaders in medical research and development to discuss and explore new ways to improve patient care and treatment options. Draganfly displayed various technologies used in the medical delivery project during the event.

About Draganfly

Draganfly Inc. is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations operate and serve their stakeholders. With over 24 years of innovation, Draganfly is recognized as a leader in the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. The Company’s commitment to ingenuity and first-class services drives its goal to save time, money, and lives across the globe.

For more information on Draganfly, please visit Draganfly’s website. For additional investor information, visit:

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Media Contact Erika Racicot Email: media@draganfly.com

Company Contact Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the ability of drones to address healthcare logistics challenges by reducing delays caused by traffic congestion and outdated delivery methods. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.